

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 27, 2014

<u>Via E-mail</u>
Mr. George L. Mahoney
Chief Executive Officer
Media General, Inc.
333 E. Franklin Street
Richmond, Virginia 23219

> **Re: Media General, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 7, 2014**
> **Response dated June 18, 2014**
> **File No. 001-06383**

Dear Mr. Mahoney:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to comply in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Liquidity and Capital Resources, page 35</u>

1.   We do not believe that it is appropriate to present a non GAAP liquidity measure that omits items which are cash-settled. In this regard, we note that Broadcast Cash Flow omits corporate and other expenses, merger related expenses and payments for program license rights. Refer to Item 10(e)(1)(ii)(A) of Regulation S-K.

Additionally, since Broadcast Cash Flow appears to be a performance measure, we do not believe that it is appropriate to include it in the Liquidity and Capital Resources section of the MD&A. When used as a performance measure, Broadcast Cash Flow should be reconciled to Net Income, since such measure makes adjustments for interest, tax and depreciation which are included in net income. In your calculation of Broadcast Cash Flow, tell us why you exclude cash payments for program license rights from such *operational* measure.

Commitments, page 37

2.   We note your response to comment 3. Please expand footnote 1 hereunder to disclose the components of "Other Liabilities" that were excluded from the Contractual Obligations table and the reasons why as stated in your response.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director